
September 12, 2012

Via E-mail
Farshid Raafat
Chief Executive Officer, President, and Director
American Boarding Company
358 Frankfort Street
Daly City, California 94014

>   **Re: American Boarding Company**
>   **Amendment No. 2 to Registration Statement on Form S-11**
>   **Filed August 23, 2012**
>   **File No. 333-180838**

Dear Mr. Raafat:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 2 of our comment letter dated July 30, 2012. We have been unable to locate your revision to the prospectus pursuant to Item 12 of Form S-11. Please revise or advise.

Business Overview, page 24

2.   Please explain what you mean by "an equity financing of the property under the Corporation's name."

3.   We note your response to comment 7 and reissue the comment in its entirety. Please expand your disclosure to discuss current market rates for properties comparable to the type and size of property you intend to buy in the targeted areas. Discuss your

basis/source for the market comparisons to support the reasonableness of the amounts you have budgeted for property purchases.

Background and Management, page 25

4.   We note your response to comment 8 of our comment letter dated July 30, 2012 and re-issue the comment in its entirety. Please do not aggregate the years of your management's experience. Revise your disclosure accordingly.

No Arm's-Length Agreements, page 30

5.   Please explain what you mean by the disclosure "we do not have any and we do not plan to have any arm's-length agreements."

Litigations of Liability, page 31

6.   Please revise the heading in this section to read as "Limitations of Liability."

Financial Statements, page 36

7.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Plan of Operation, page 49

8.   We note your revised disclosure and response to comment 12 of our letter dated July 30, 2012. We reissue our prior comment. Please discuss in greater detail the company's plan of operation if it only raises the minimum amount in the offering. For example, would the company proceed in purchasing a property, and if so, how would it finance the purchase?

Directors, Executive Officers, Promoters and Control Persons, page 53

9.   Please name the business of employment when describing each person's business experience. See Item 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

Farshid Raafat
American Boarding Company
September 12, 2012
Page 3

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief